30 March 2012

Mr Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Dear Ethan

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

FILE NO 001-10375

In relation to the query contained in your letter dated March 15, 2012, we wish to advise that our response letter is currently being EDGARised.

As per your request in relation to our conference call of March 15, 2012, we have noted below what we believe accurately reflects our discussion:

•

Any difference in words used in disclosures on page F-93 (noted in your prior comment 7) and Note 12(f) on page F-28 is not meant by Alumina Limited to convey any difference in meaning nor result in any difference in interpretation by readers.

•

The first paragraph that follows “Unascertainable unsecured contingent liabilities” on page F-28 is a general reference regarding remote exposures that could be expected in the businesses undertaken by the entities within AWAC.

•	As requested by you, we have attached our Note 12(f) for the fiscal year ended December 31, 2011 which supports the above two comments.

•

Note 12(f) discloses information on Alumina Limited’s investments in associates, and as such should not include Alumina Limited’s own contingent liabilities, whereas Note 27 Contingent Liabilities on page F-44 relates to Alumina Limited only.

•	We affirmed the process of applying IAS 37 in relation to both AWAC and Alumina Limited as described in our letter of February 3, 2012.

•

A future equity call that may be made by an entity within AWAC is not a contingent liability for Alumina Limited under the meaning of IAS 37. Any equity call funded by Alumina Limited will also result in an asset for the company being a further investment in an entity within AWAC.

•	As requested by you, we have also attached AWAC’s disclosure regarding Commitments and Contingencies for the fiscal year ended December 31, 2011.

Regards

/s/ Chris Thiris
Chief Financial Officer Alumina Limited Ph: +613 8699 2603 Fax: +613 8699 2699 Mob: +61 419 336 455

NOTE 12(f)

Contingent liabilities

St Croix

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various cleanup and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. In September 2009, the Court granted defendants’ motion for summary judgement on the class plaintiffs’ claim for injunctive relief. In October 2009, plaintiffs appealed the Court’s summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs’ appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. Plaintiffs have indicated that they nevertheless intend to appeal all of the claim dismissals that have occurred in the trial court over the life of the case. Alcoa Inc. anticipates that this appeal will be filed within 60 days following entry of such settlement. Alcoa’s share of the settlement is fully insured.

On April 23, 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) filed a suit against St Croix Alumina LLC and Alcoa World Alumina LLC in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA’s former St Croix alumina refinery to plaintiffs (Contract Action). SCA and Alcoa World Alumina LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

In February 2011, Alcoa filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. In May 2011, the court granted Alcoa’s motion for judgement regarding Plaintiffs’ $10 million negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court’s post-trial decisions, AWAC recorded a charge of $20 million in 2011. In June 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. Also on June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit has referred this matter to mediation as is its standard practice in appeals.

In May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the DPNR, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix (NRD Action). The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. During July 2009, each defendant except St. Croix Renaissance Group, L.L.L.P. (SCRG) filed a partial motion for summary judgement seeking dismissal of the CERCLA cause of action on statute of limitations grounds. In July 2010, the court granted in part and denied in part each defendant’s motion for summary judgement. The court granted each defendant’s motion as to alleged injury to off-site groundwater and downstream surface water resources but denied each motion as to alleged injury to on-site groundwater resources.

In December 2006, SCA was sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder (SCA-Only Territorial Action). The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The court has not yet ruled on the motion.

12.	INVESTMENTS IN ASSOCIATES (continued)

In December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of Virgin Islands, Division of St. Croix (Multi-Party Enforcement Action). This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.”

In October 2007, DPNR filed a CERCLA cost recovery suit against SCRG. SCRG filed a third-party complaint for contribution and other relief against several third-party defendants (Cost Recovery Action). On March 4, 2011, the court issued a memorandum and order granting defendants’ motions for summary judgement and entered judgement in favour of the defendants. On March 18, 2011, DPNR filed a motion for reconsideration of the order and judgement, and that motion was denied on April 15, 2011. On May 16, 2011, DPNR filed an appeal with the U.S. Court of Appeals for the Third Circuit. That appeal remains pending.

On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above. Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On March 17, 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on May 18, 2011. The parties await assignment of the case to a trial judge.

On November 21, 2011, Alcoa, SCRG and the DPNR lodged a proposed Consent Decree with the U.S. District Court for the Virgin Islands, which Consent Decree contains terms of a settlement between the parties resolving the following matters:

•	the Contract Action;

•	the NRD Action;

•	the SCA-Only Territorial Action;

•	the Multi-Party Enforcement Action; and

•	the Cost Recovery Action.

On February 17, 2012, the Court signed and entered the Consent Decree. The charge of $20 million recorded by AWAC in 2011 includes the costs arising under this settlement

Alba Proceeding

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC, and others, in the United States

District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleges that certain Alcoa entities, including Alcoa of Australia Ltd and Alcoa World Alumina LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in Alcoa World Alumina LLC.

On 26 February 2008, Alcoa Inc. had advised the United States Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On 17 March 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has reported it has been co-operating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences. The DOJ and SEC investigations are ongoing.

In response to a motion filed by the DOJ on 27 March 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On 8 November 2011 at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by 28 November 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Pursuant to the 8 November 2011 order, briefing on the motion to dismiss is to be completed by March 2012. Neither Alumina Limited nor any of its employees is a defendant in the litigation. Alcoa has reported it has been engaged in dialogue with both the DOJ and SEC, and that it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above, but such losses may be material in a particular period to Alcoa’s results of operations. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

Other claims

There are potential obligations that may result in a future obligation due to the various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

Contingencies and Commitments

Contingencies

Litigation

On February 27, 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (Alba) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Phillip Dandaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dandaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims.

On February 26, 2008, Alcoa Inc. had advised the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) that it had recently become aware of these claims, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been cooperating with the government.

In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. On November 8, 2011, at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by November 28, 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Pursuant to the November 8, 2011 order, briefing on the motion to dismiss is to be completed by March 2012. Separately, the DOJ’s and SEC’s investigations are ongoing. While Alcoa has been engaged in dialogue with both the DOJ and SEC, it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above, but such losses may be material in a particular period to Alcoa’s or AWAC’s results of operations.

On April 23, 2004, St. Croix Renaissance Group, L.L.L.P. (SCRG), Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “Plaintiffs”) filed a suit against St. Croix Alumina L.L.C. and Alcoa World Alumina, LLC (collectively referred to as “Alcoa”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of Alcoa’s former St. Croix alumina refinery to Plaintiffs. Alcoa thereafter removed the case to federal court and after a several, year period of discovery and motion practice, a jury trial on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favor of Plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13.0; on the same claim, the jury awarded punitive damages in the amount of $6.0; and on a negligence claim for property damage, the jury awarded $10.0. Plaintiffs filed a motion seeking pre-judgment interest on the jury award. On February 17, 2011, Alcoa filed post-trial motions seeking judgment notwithstanding the verdict or, in the alternative, a new trial. On May 31, 2011, the court granted Alcoa’s motion for judgment regarding Plaintiffs’ $10.0 negligence award and denied the remainder of Alcoa’s motions. Additionally, the court awarded Plaintiffs pre judgment interest of $2.0 on the breach of warranty award. As a result of the court’s post-trial decisions, Alcoa recorded a charge of $20.3 in 2011 (See Note Q). On June 14, 2011, Alcoa filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. On June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit Court referred this matter to mediation as is its standard practice in appeals. On July 12, 2011, mediation was conducted but was unsuccessful. The parties committed to continue the dialogue in an effort to reach a resolution and such discussions are ongoing.

Other

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that AWAC’s liquidity or results of operations in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the combined financial position of AWAC.

Pursuant to the terms of the Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other preformation liabilities, such as existing environmental conditions, to the extent of their preformation ownership of the company or asset with which the liability is associated.

Commitments

In October 2004, AWAC agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (“DBNGP”) in Western Australia in exchange for an initial cash investment of $17.0. The investment in the DBNGP which is classified as an equity investment was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. This investment was classified as an equity investment. AWAC has made additional contributions of $140.8, including $16.1, $8.8 and $30.9 in 2011, 2010 and 2009, respectively, for its share of the pipeline capacity expansion and other operational purposes of the consortium. No further expansion of the pipeline’s capacity is planned at this time. In late 2011, the consortium initiated a three-year equity call plan to improve its capital structure. This plan requires AWAC to contribute $40.0, of which $5.3 was made in 2011. In addition to its equity ownership, AWAC has an agreement to purchase gas transmission services from the DBNGP. At December 31, 2011, AWAC has recorded a noncurrent asset of $345.6 representing prepayments made under an agreement for future gas transmission services. AWAC’s maximum exposure to loss on the investment and related contract is approximately $510.0 as of December 31, 2011.

In connection with the sale of Alcoa Specialty Chemicals (“ASC”), in 2004 AWAC entered into a 20 year agreement to supply ASC with approximately 488,000 tons of alumina feedstock annually. The first five years of the contract provide for a fixed price with adjustments in pricing to the extent certain AWAC costs fluctuate outside of agreed upon thresholds. In years six through ten pricing is tied to an industry-accepted index, and in the final ten years the pricing is to be negotiated.

AWAC has entered into other purchase commitments for energy, raw materials, freight and other goods and services which total $1,692.8 in 2012, $1,362.4 in 2013, $1,331.8 in 2014, $1,206.8 in 2015, $1,207.5 in 2016 and $4,346.2 thereafter.

AWAC has outstanding letters of credit primarily related to environmental and leasing activities. The total amount committed under these letters of credit, which expire at various dates, mostly in 2012, was $17.3 at December 31, 2011. AWAC also has outstanding bank guarantees related to legal, customs duties, environmental, and leasing obligations, among others. The total amount committed under these guarantees, which expire at various dates, was $137.4 at December 31, 2011.

AWAC has outstanding surety bonds primarily related to customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2012, was $0.8 at December 31, 2011.